Form 51-102F3
Material Change Report

Item 1             Name and Address of Company
                        Silver Standard Resources Inc.
#1180 – 999 West Hastings Street
Vancouver, B.C.   V6C 2W2

Item 2             Date of Material Change
September 18, 2007.

Item 3             News Release
The news release was disseminated on September 18, 2007 by Marketwire using several broad distribution networks in North America and the United Kingdom.

Item 4             Summary of Material Change
Silver Standard Resources Inc. and Esperanza Silver Corporation announced further results of ongoing diamond drilling at the San Luis high-grade gold and silver joint venture property in central Peru.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change
See attached news release 07-17 dated September 18, 2007.

5.2 Disclosure for Restructuring Transactions
Not applicable.

Item 6             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7             Omitted Information
Not applicable.

Item 8             Executive Officer
Joseph J. Ovsenek, Senior Vice President, Corporate.  (604) 689-3846.

Item 9             Date of Report
September 18, 2007

September 18, 2007
NEWS RELEASE

Silver Standard and Esperanza Announce Further High-Grade Results at San Luis

Vancouver, B.C. – Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) and Esperanza Silver Corporation (TSX.V: EPZ) are pleased to announce more results of ongoing diamond drilling at the San Luis high-grade gold and silver joint venture property in central Peru.

Infill drilling on the Ayelén Vein continues to confirm high-grade gold and silver mineralization and to define the mineralization before the commencement of an underground exploration program, which is planned to begin later this year, subject to receipt of permits.  Significant drill results from the current program include:

•
in drill hole A-SL-098, an angled hole drilled close to drill holes A-SL-016 and A-SL-018 (both of which intersected very high-grade values), a 26.2-foot interval averaging 2.05 ounces per ton gold and 27.2 ounces per ton silver (8.0 meters averaging 70.3 grams per tonne gold and 932.0 grams per tonne silver).

•
in drill hole A-SL-087, an angled hole drilled beneath hole SL-06-085 toward the north end of the vein system, a 67.6-foot interval averaging 0.21 ounces per ton gold and 9.0 ounces per ton silver (20.6 meters averaging 7.2 grams per tonne gold and 309.1 grams per tonne silver).

High-grade mineralization within the Ayelén vein has been identified over 650 meters of strike length and exploration is continuing to define the structure to the south.  The high-grade mineralization has been found for a depth of up to 225 meters, from below the top of the ridge down to the 4,350 meter level.  Recent infill drill results for the Ayelén Vein are summarized below:

San Luis Project – Selected Diamond Core Drill Results – September 2007 AYELÉN VEIN
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Interval (feet)	Gold (oz/ton)	Silver (oz/ton)
A-SL-085	35.3	41.8	6.5	5.2	174.5	21.3	0.15	5.1
A-SL-087	42.6	47.9	5.3	5.5	178.5	17.4	0.16	7.9
	70.3	90.9	20.6	7.2	309.1	67.6	0.21	9.0
A-SL-088	53.8	60.4	6.6	11.2	316.8	21.7	0.33	9.2
	103.2	107.5	4.3	7.6	231.0	14.1	0.22	6.7
A-SL-089	78.5	82.6	4.1	2.3	126.6	13.5	0.07	3.7
A-SL-093	148.9	152.7	3.8	3.3	155.0	12.5	0.10	4.5
A-SL-094	183.9	188.6	4.7	1.16	116.0	15.4	0.03	3.4
A-SL-095	118.8	119.6	0.8	8.64	130.0	2.6	0.25	3.8
A-SL-098	70.4	78.4	8.0	70.3	932.0	26.2	2.05	27.2
A-SL-100	116.4	119.2	2.8	1.23	46.1	9.2	0.04	1.3
A-SL-101	101.4	102.9	1.5	1.09	41.5	4.9	0.03	1.2
A-SL-102	240.5	250.6	10.1	6.5	240.2	33.1	0.19	7.0
Intervals refer to core length rather than true thickness which is to be determined.

Work is continuing on mapping, rock sampling and prospecting new areas of the property to locate the sources of the stream sediment anomalies previously identified on the joint venture’s 250 sq. km (96 sq. mile) block.  In addition, studies will be undertaken on the other known veins to establish specific drill-target areas.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza 45%. Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study.  Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico.  It has other exploration interests in Peru, Mexico and Bolivia.  The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects.  Silver Standard also has an approximate 14% equity ownership of Esperanza and participated in this year’s equity offering and increased its percentage interest.  (SSRI-SL)

QUALIFIED PERSON: Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release, including sampling, analytical and test data.  Field work has been conducted by joint venture personnel under his supervision.  All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish.  For samples over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish.  For samples over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish.

For gold, initial analysis of 30 gram samples was completed using fire assay with an AA finish.  For samples over 10 grams gold, re-analysis of 30 gram samples was completed using fire assay with a gravimetric finish.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian securities regulators and both companies’ Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Silver Standard and Esperanza expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.